SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Press Release dated February 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 16, 2004	By: (Sd.) Hubert Chak
Name: Hubert Chak
Title: Company Secretary

ITEM 1

PCCW ANNOUNCES BOARD APPOINTMENT

HONG KONG, February 10, 2004 – PCCW Limited today announced the appointment of Mr. Aman Mehta as an independent non-executive director with effect from today.

Mr. Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

In welcoming Mr. Mehta to the Board, Mr. Jack So, Deputy Chairman and Group Managing Director said, ” The very significant expertise and experience Mr. Mehta gained in international banking and finance during his long career with HSBC will be of particular value to PCCW, as will be his deep understanding of, and involvement in both the local and international business community.”

Born in India in 1946, Mr. Mehta joined HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager - Corporate Planning at group headquarters in Hong Kong in 1985.

After a three-year posting to Riyadh, he was appointed Group General Manager in 1991 and General Manager - International in the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC’s operations in the Middle East.

In 1998, Mr. Mehta was re-appointed General Manager - International after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

Subsequent to his retirement in December 2003, Mr. Mehta has taken up residence in New Delhi.

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About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW) is the largest communications provider in Hong Kong and one of Asia's leading IT&T players. Hong Kong’s image as a center of technology excellence continues to be enhanced by PCCW’s innovation, especially in new generation fixed-line telephony, broadband, IT, wireless and delivery of home entertainment. Internationally, PCCW provides cutting-edge technical services to network operators, and enables organizations to bring their business to Asia and take Asian business to the rest of the world. The Company’s English name was changed in 2002 from “Pacific Century CyberWorks Limited” to "PCCW Limited".

To learn more about PCCW, go to www.pccw.com

Media inquiries, please call
Joan Wagner
Corporate Communications
Tel: 852 2514 8883
Email: joan.wagner@pccw.com